UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE






						November 2, 2004

via U.S. mail

Mr. Peter Banysch
President
Western Exploration
8400 East Crescent Pkwy #600
Greenwood Village, Colorado 90111


      Re:  	Western Exploration Inc.
		Form SB-2
		Dated August 11, 2004, as amended October 22, 2004

Dear Mr. Banysch:

      We have reviewed your filing and have the following comments.
Our review of your filing was limited to the areas identified in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Auditor`s Report
1. We note your response to prior comment 1 indicating that the auditors report has been revised. However, this does not appear to be the case. We did note a change to the auditor`s consent to indicate the financial statements were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please revise the auditor`s report on page F-1 to indicate that the audit was performed in accordance with Standards of the Public Accounting Oversight Board (United States).

Financial Statements

General
2. Please revise each page of the financial statements for the six months ended June 30, 2004 and from inception through June 30, 2004 to indicate that they are unaudited.
3. We note that you inappropriately included a Statement of Operations for the five months ended December 31, 2003. Please revise to remove this statement from your filing.
4. Please remove financial statement footnote disclosures that relate to items that were inapplicable during the period covered by your financial statements. For example, and without limitation, your refer to mining property, land, equipment (and related policies for depreciation) inventory, and reclamation accruals, yet none of these items is reflected in your balance sheets. As to reclamation costs, refer to SFAS 143, which prescribes different accounting treatment than what you indicate in your policy note would be appropriate. Please call April Sifford at the phone number indicated below to discuss this comment before responding to this letter or filing a further amendment to your filing.

Engineering Comments

Description of Business, page 21
5. In the "Description of Business" sub-section, the market capacity for limestone materials in British Columbia is reviewed and a growth rate is forecast. Disclose specific limestone tonnage consumption, referencing major industries, with annual purchases to complete this marketing evaluation. Clarify the competitive advantages of your limestone product. Is your present business plan to be the "supplier of last resort"? Generally, competitive advantages such as product quality, shorter transportation distances, timely delivery, and access to modern loading facilities suggest significant cost advantages, which may allow entry into a completive marketplace.


Agriculture Project Growth, page 10
6. In the forth paragraph of this section, revise "market program" to
"market evaluation."

Phase IV, page 12
7. In reference to your discussion of the scoping study, a scoping study provides a marginal or very preliminary cost evaluation. A business plan may be based on these estimates, but does not increase the quality of the cost estimate and cannot be substituted for a preliminary feasibility study or a final feasibility study. Disclose the differences between a scoping study, a preliminary feasibility study and a final feasibility study. Discuss how these different studies influence you business plan.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact April Sifford at (202) 942-2983 if you have questions regarding the first two comments of this letter. You may contact Roger Baer at (202) 942-2965 if you have questions regarding the engineering comments and related matters. For all other disclosure questions, please contact Carrie Darling at (202) 942-2972, or in her absence, you may contact the undersigned at (202) 942-1870.


								Sincerely,



								H. Roger Schwall
								Assistant Director






cc:	via facsimile
	Gregg E. Jaclin, Esq.
	Anslow & Jaclin, LLP
	(732) 577-1188

      April Sifford
      Roger Baer/George Schuler
      Carrie Darling
      Barry Stem
??

??

??

??

Western Exploration
8400 East Crescent Pkwy #600
Greenwood Village, Colorado 90111
page 4